UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Docebo Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25609L105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages
Exhibit Index: Page 7

Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Cat Rock Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,196,144

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,196,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,196,144

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
ALEXANDER CAPTAIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,196,144

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,196,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,196,144

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

Page 4 of 7 Pages
Item 1(a).	Name of Issuer:

Docebo Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada M5V 1R7

Item 2(a).	Name of Person Filing:

(i) Cat Rock Capital Management, LP, as investment adviser

(ii) Alexander Captain, as CEO, portfolio manager and limited partner of Cat Rock Capital Management

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) and (ii) 8 Sound Shore Drive, Suite 250, Greenwich, CT, 06830

Item 2(c).	Citizenship:

(i) Cat Rock Capital Management, LP is a Delaware limited partnership

(ii) Alexander Captain is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Shares, no par value

Item 2(e).	CUSIP Number:

25609L105

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 7 Pages
Item 4.	Ownership.

The following information sets forth the aggregate number and percentage of the Common Shares of the Issuer. The percentage reported herein is based on 30,326,383 Common Shares outstanding after giving effect to the Issuer’s partial tender offer that expired on December 28, 2023, as reported in the Issuer’s Amendment No. 2 to its tender offer statement on Schedule 13E-4F filed with the Securities and Exchange Commission on January 4, 2024.

(a)	Amount Beneficially Owned:	2,196,144
(b)	Percent of Class:	7.24%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	2,196,144
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	2,196,144

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain funds managed by Cat Rock Capital Management, LP, including Cat Rock Capital Master Fund LP, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAT ROCK CAPITAL MANAGEMENT LP

By:	/s/ Alexander Captain
Name:	Alexander Captain
Title:	Chief Executive Officer

ALEXANDER CAPTAIN

/s/ Alexander Captain
February 14, 2024

Page 7 of 7 Pages
EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated January 10, 2022 (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on January 10, 2022)